October 26, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention: Mary Beth Breslin

Re:          ProUroCare Medical Inc.

Registration Statement on Form S-4 (File No. 333-162138)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, ProUroCare Medical Inc. (the “Company”) requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:30 p.m. Eastern Time on Tuesday, October 27, 2009, or as soon thereafter as possible.

The Company hereby acknowledges that:

•      Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PROUROCARE MEDICAL INC.

By	/s/ Richard B. Thon
Richard B. Thon, Chief Financial Officer
(952) 746-1408

cc:           Richard C. Carlson, Chief Executive Officer

Michael Gunderson, Baker Tilly Virchow Krause, LLP

Robert K. Ranum, Fredrikson & Byron, P.A.